Mail Stop 3720

February 22, 2007

Mr. Philip M. Cohen
President and Chief Executive Officer
Medical Media Television, Inc.
8406 Benjamin Road
Suite C
Tampa, FL 33634

> **RE:** **Medical Media Television, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006,**
> **June 30, 2006 and September 30, 2006**
> **File No. 333-105840**

Dear Mr. Cohen:

We have reviewed your supplemental response letter dated November 30, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated October 18, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations

1.   It appears that you expense the costs associated with the production of your DVD's as operating costs in the period that the costs are incurred. As the sale of these DVD's appears to be your primary source of revenue, either directly through sales to customers or indirectly through advertising, it is unclear how you determined that the related costs should be treated as operating and not direct costs of revenues. Please advise or revise.

2.   It is also unclear how you determined that these costs should be expensed as incurred and not capitalized. Please advise and include your consideration of the guidance in SOP 00-2 in your response.

Notes to Consolidated Financial Statements, page F-6

Note A – Summary of Significant Accounting Policies, page F-6

3.   Please disclose, in detail, your policies and assumptions used to test both goodwill and other intangible assets for impairment.

4.   Please provide discussion of your accounting policies with regard to stock based compensation issued to both employees and non employees.

Note B – Mergers and Acquisitions, page F-8

5.   Please refer to your letter dated September 11, 2006, specifically your responses to comments 1 and 3 from our comment letter dated August 25, 2006. We note from your response to comment 1 that at the time you were negotiating the acquisition of AFMN, presumably around the time of the first agreement dated May 11, 2005, your stock was trading at approximately $0.10 per share. This agreement was amended at the time of execution on November 16, 2005, at which time it appears your stock was trading at around $0.65 per share. Based on your response to comment 3 however, you have valued the acquisition of AFMN, for which you issued 19,415,626 shares of restricted common stock, at $430,385. This equates to about $0.02 per share, which was a significant discount to your stock trading price, even considering the restrictions on these shares. Please provide us with detailed analysis of how you determined the appropriate valuation for these shares issued as consideration for the acquisition of AFMN.

Note C – Common and Preferred Stock, page F-10

Common Stock, page F-10

6.   It appears that you have valued shares issued in conjunction with the issuance of promissory notes at par value. Proceeds from the issuance of debt with equity securities (or detachable warrants) should be allocated between the debt and the other securities based on their relative fair values. Please revise or advise us in detail.

Note E – Convertible Promissory Notes, page F-15

Note F – Related Party Transactions, page F-17

7.   We note that in 2005, and during subsequent interim periods through September 30, 2006, you amended and/or extinguished several debt agreements, including agreements with Pets Edge, Mark Maltzer, Victus Capital, Vicis Capital, and others. Tell us how you accounted for the modification of these debts and your consideration of EITF 96-19 in doing so.

Mr. Philip M. Cohen
Medical Media Television, Inc.
February 22, 2007
Page 3

8.   It also appears that you may have issued debt with beneficial conversion features. If so, please tell us how you applied the guidance in EITF 98-5 and EITF 00-27 in accounting for those debt issuances.

9.   It is unclear how you account for warrants issued in conjunction with debt. Please explain to us, in detail, how you accounted for your debt issuances and related costs, particularly where debt is issued with warrants. Please provide sample journal entries in your response and include discussion of how your policies comply with APB 14 and any other authoritary literature used as guidance.

Report of Independent Registered Public Accounting Firm, page F-27

10.   Your auditor's, in their report, state that their audit was conducted "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)." The opinion should state, instead, that the audit was "conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)." Have your auditors revise their report to comply with PCAOB Auditing Standard No.1 and the related SEC Release 34-49707.

11.   Additionally, please have your auditor's revise their report to reflect their audit of the statements of operations, stockholders' equity and cash flows for all of the periods presented (i.e., from the date of inception, October 2, 1989, to the current period end).

 Form 8-K Filed January 31, 2006

Exhibit 99.3

Report of Independent Registered Public Accounting Firm, page 1

12.   Refer to comment 11 above. Please have your auditors revise their report to comply with PCAOB Auditing Standard No.1 and the related SEC Release 34-49707.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Philip M. Cohen
Medical Media Television, Inc.
February 22, 2007
Page 4

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director